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                            December 9, 2022

       Joo Mi Kim
       Chief Financial Officer
       Qualys, Inc
       919 E. Hillsdale Boulevard, 4th Floor
       Foster City, CA 94404

                                                        Re: Qualys, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
22, 2022
                                                            File No. 001-35662

       Dear Joo Mi Kim:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       39

   1. We note your discussion of the net dollar expansion in your Q3 2022 earnings call and your statement that
this rate speaks to the power of your platform and improving land and expand sales model.
Considering your growth strategy is dependent on retaining and growing your existing
customer base, please revise to include a quantified discussion of this measure for each
period presented along with a description of how such measure is calculated and explain
any significant fluctuations. Alternatively, tell us what measures management uses to
monitor your ability to retain and grow your customer usage and include a quantified
discussion of such measure. Similarly we note your reference to billings information in
your Forms 8-K. Given you state that this measure assists
                                                        investors in assessing
your operating performance, tell us why you have not included a quantified discussion
of billings in your Forms 10-K and 10-Q, or revise. Refer to SEC
                                                        Release 33-10751.
 Joo Mi Kim
Qualys, Inc
December 9, 2022
Page 2
Results of Operations
Comparison of Years Ended December 31, 2021 and 2020, page 42

2. You state that revenue growth was "primarily" from an increase in renewal and expansion business in 2021 compared to 2020. Please revise to disclose the dollar or percentage increase in revenue growth from new versus existing customers and refrain from using terms such as primarily in lieu of providing more specific quantitative information. Refer to Item 303(b) of Regulation S-K.
Key Non-GAAP Metric, page 45

3. We note you present the percentage of adjusted EBITDA to total revenue. Please revise to also present the comparable GAAP measure of net income as a percentage of total revenue with equal or greater prominence. Refer to Question 102.10 of the non-GAAP
      C&DIs.
Notes to Consolidated Financial Statements
Note 2. Fair Value of Financial Instruments, page 62

4. Please reconcile for us the the table of cash and cash equivalents and marketable securities by investment type on page 62 to the fair value hierarchy table on page
63. In this regard,
      the table on page 62 shows $55,574 in U.S. Treasury and government agencies at
      December 31, 2021 while the hierarchy table shows $254,527. Similar discrepancies appear to exist in the other investment categories as well.
Note 13. Segment and Geographic Information, page 78

5. We note approximately 39% of your revenue was from foreign jurisdictions. Please tell us whether revenue from any individual foreign county is material and if so, how you considered the guidance in ASC 280-10-50-41.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameJoo Mi Kim
                                                            Division of
Corporation Finance
Comapany NameQualys, Inc
                                                            Office of
Technology
December 9, 2022 Page 2
cc:       Raj Judge
FirstName LastName